Exhibit 99.1

Wulf von Schimmelmann Joins Thomson Reuters Board

NEW YORK, July 25, 2011 – Thomson Reuters (NYSE, TSX: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the appointment of Wulf von Schimmelmann (64) to the company’s Board of Directors.

“Thomson Reuters is extremely fortunate to have Wulf von Schimmelmann join the Board of Directors,” said David Thomson, chairman of Thomson Reuters. “Wulf’s background in financial services complements our global strategy. We look forward to having his counsel as we continue to expand our businesses in strategic markets in Europe and around the world.”

Wulf von Schimmelmann is currently a member of the board of Accenture; a member of the board of Western Union; chairman of the Supervisory Board of Deutsche Post DHL; and a member of the Supervisory Board of Maxingvest AG.

Mr. von Schimmelmann was a member of the Board and Chief Executive Officer of Deutsche Postbank, where he transformed the organization from a check processing division of Deutsche Post to a leading retail bank. He began his career at McKinsey, working in Switzerland, the US and Germany.

He received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS

David Girardin Corporate Affairs Manager +1 646 223 4870 david.girardin@thomsonreuters.com	David Crundwell Head of Corporate Affairs, EMEA & Asia +44 (0) 207 222 4338 david.crundwell@thomsonreuters.com